SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Sequans Communications S.A.

(Name of Issuer)

Ordinary shares, nominal value €0.02

(Title of Class of Securities)

817323108

(CUSIP Number)

Brett Hendrickson

2305 Cedar Springs Rd., Suite 420

Dallas, TX 75201

(972) 590-4100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☒

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

(Page 1 of 6 Pages)

CUSIP No. 817323108	SCHEDULE 13D/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Nokomis Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,667,413
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,667,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,667,413
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON IA, OO

CUSIP No. 817323108	SCHEDULE 13D/A	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON Brett Hendrickson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF/OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,667,413
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,667,413
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,667,413
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.9%
14	TYPE OF REPORTING PERSON HC, IN

CUSIP No. 817323108	SCHEDULE 13D/A	Page 4 of 6 Pages

This Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D (the “Schedule 13D”) is being filed on behalf of Nokomis Capital, L.L.C., a Texas limited liability company (“Nokomis Capital”), and Mr. Brett Hendrickson, the principal of Nokomis Capital, relating to Ordinary shares, nominal value €0.02, represented by American Depositary Shares (the “Common Stock”), of Sequans Communications S.A., a société anonyme incorporated in the French Republic (the “Issuer”).

This Schedule 13D relates to Common Stock of the Issuer purchased by Nokomis Capital on behalf of the accounts of certain private funds (collectively, the “Nokomis Accounts”). Nokomis Capital serves as the investment adviser to the Nokomis Accounts and may direct the vote and dispose of the 9,667,413 shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire. As the principal of Nokomis Capital, Mr. Hendrickson may direct the vote and disposition of the 9,667,413 shares of Common Stock held by the Nokomis Accounts or which the Nokomis Accounts have a right to acquire.

Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D. This Amendment No. 3 amends Items 3, 4 and 7 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

As of May 7, 2019, the Nokomis Accounts had invested $43,137,184.73 (inclusive of brokerage commissions) in the Common Stock of the Issuer, warrants, and Convertible Notes. The source of these funds was the working capital of the Nokomis Accounts.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

The Reporting Persons hold an aggregate par value of $30,579,810 of the Convertible Notes, which contain a blocker provision that prohibits the conversion of the Convertible Notes by the Reporting Persons so as to not exceed 9.99% beneficial ownership of the number of outstanding shares of Common Stock of the Issuer at any time.

The description of the Convertible Note issued May 7, 2019 is qualified by reference to the terms and conditions of the Convertible Note and the purchase agreement, each of which are filed as exhibits hereto.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed in this Schedule 13D, as amended. The Reporting Persons intent to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment position in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock or selling some or all of their shares of Common Stock, except as may be limited by the Agreement.

CUSIP No. 817323108	SCHEDULE 13D/A	Page 5 of 6 Pages

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.2	Convertible note purchase agreement, dated May 7, 2019, by and between Sequans Communications, S.A., a société anonyme incorporated in the French Republic, and Nokomis Capital Master Fund, LP (incorporated by reference to Exhibit 4.1 to the Issuer’s Form 6-K, filed with the Commission on May 9, 2019).

Exhibit 99.3	Convertible note, dated May 7, 2019, by and between Sequans Communications, S.A., a société anonyme incorporated in the French Republic, and Nokomis Capital Master Fund, LP (incorporated by reference to Exhibit 4.2 to the Issuer’s Form 6-K, filed with the Commission on May 9, 2019).

CUSIP No. 817323108	SCHEDULE 13D/A	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 13, 2019

NOKOMIS CAPITAL, L.L.C.

By:	/s/ Brett Hendrickson
Brett Hendrickson
Manager

/s/ Brett Hendrickson
Brett Hendrickson